October 18, 2013	WRITER’S DIRECT NUMBER: (317) 236-2289
DIRECT FAX: (317) 592-4666
INTERNET: Stephen.Hackman@icemiller.com

BY EDGAR

Mr. Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:          Haynes International, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 15, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 8, 2013

Definitive Proxy Statement on Schedule 14A

Filed January 24, 2013

File No. 1-33288

Dear Mr. O’Brien:

Set forth below is the response of the Company to the comments of the Staff set forth in a letter dated September 16, 2013, relating to the Company’s Form 10-K, filed on November 15, 2012 for the fiscal year ended September 30, 2012 (the “Form 10-K”), Form 10-Q filed on August 8, 2013, for the quarterly period ended June 30, 2013 (the “Form 10-Q”), and the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), filed on January 24, 2013 (File No. 1-33288).  For convenience of reference, the Staff’s comments have been reproduced in bold type herein.

Form 10-K

1.                                      Please expand your discussion of fluctuations in currency exchange rates, both in the risk factor section and in your MD&A.  We note that in the fiscal year ended September 30, 2012, 40% of your revenues were from international customers.

Response

In future filings, the Company will evaluate and revise, as appropriate, its discussion of fluctuations in currency exchange rates in the risk factor and MD&A sections of its Form 10-K.  The revenue generated from the Company’s international customers includes revenues denominated in U.S. dollars, as well as other currencies such as Euros, Swiss Francs, British Sterling, and Chinese Renminbi.  In the industries the Company primarily serves, the U.S. dollar is the predominant currency used in each of the regions that the Company conducts business.  Management estimates that 65-70% of revenue generated from international customers or 85-90% of overall revenue, is denominated in U.S. dollars.  Fluctuations in foreign currency rates have resulted in foreign currency transaction gains and (losses) of $0.3 million, ($0.2 million) and ($0.2 million) during the fiscal years ended September 30, 2012, 2011 and 2010, respectively.  While management acknowledges that some foreign currency risk exists (and therefore deserves mention in the risk factor discussion regarding the risks of doing business in foreign countries), management believes the relatively minor impact of fluctuations in foreign currency rates on the Company’s results of operations is not material.

In addition to the impact of foreign currency fluctuations on the Company’s financial results, changes in foreign currency exchange rates can affect the relative price competitiveness of the Company’s products in foreign markets.  Because the Company prices its products in U.S. dollars, it can be at a competitive disadvantage when the dollar is strong relative to a local currency and the Company is selling products or bidding projects in a foreign country where a competitor has operations and prices its products in the local currency.  This situation affects all of the Company’s markets other than aerospace, where almost all of the business done worldwide is denominated in U.S. dollars.  The Company will continue to evaluate and address its exposure to foreign currency risk, as appropriate, in future filings.

2.                                      In accordance with your Conversion Services Agreement with Titanium Metals Corporation pertaining to events of defaults and remedies, please explain how you handle the liquidated damages clause from a revenue recognition perspective and tell us whether there have been any instances of non-performance as defined in the agreement, and if so, how they have been accounted for. If there have been no instances of non-performance to date, please describe how you would account for those cases.

Response

The Conversion Services Agreement with Titanium Metals Corporation contains certain default provisions which could result in contract termination and liquidated damages including, without limitation, provisions regarding a change of control, failure to comply with non-competition provisions and failure to meet established quality and on-time delivery measures.  Management carefully considered each provision and the likelihood of the occurrence of a default that would result in liquidated damages.  Based on the nature of the events that could trigger the liquidated damages clause, and the availability of the cure periods set forth in the agreement, management determined that none of these circumstances are reasonably likely to occur.  Through nearly seven years of performing under this contract, there have been no defaults, and management continues to believe that none are reasonably likely to occur.  Therefore, events resulting in liquidated damages have not been factored in as a reduction to the amount of revenue recognized over the life of the contract.  If an event of default occurred and was not cured within any applicable grace period, the Company would recognize the impact of the liquidated damages in the period of default and re-evaluate revenue recognition under the contract for future periods.

3.                                      You do not disclose the basis for how you attribute your revenues from external customers to foreign countries. Please refer to ASC 280-10-50-41 and 280-10-55-22 and include this disclosure in prospective filings.

Response

In prospective filings, the Company intends to include the following statement in Note 13 — Segment Reporting.  “Revenues from external customers are attributed to the geographic areas presented based on the destination of product shipments.”

4.                                      Also, you include other intangible assets, net in long-lived assets in your disclosure of geographic information. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets, as described, in future filings.

Response

In accordance with ASC 280-10-50-41 and 280-10-55-23, in future filings the Company will exclude other intangible assets, net from the balances of long-lived assets, in its disclosure of geographic information.

Form 10-Q

5.                                      In future filings, please expand your discussion of the significant factors affecting your operations to quantify the impact of the various reasons given and to provide greater detail on the underlying reasons for the intermediate effects discussed.

•                                          You attribute the lower average selling price in the quarter to lower raw material prices, lower-value product mix, and reduced customer demand due to the economy and increased competition.  Quantify the impact of each of these underlying causes to allow the reader to assess the relative importance and overall significance.

•                                          Where you discuss a shift in product mix, provide a more detailed explanation of the nature of the shift and underlying reasons.  Address the expected future impact of related trends.

•                                          Lower raw material prices are cited as a cause of lower revenues and lower average selling price per pound.  In future filings, please provide a broader discussion of the fluctuations in raw materials prices and their impact on annual contracts and spot purchases.  We note you maintain a policy of pricing products at the time of order placement in order to establish selling prices with reference to known costs of materials.  Discuss the volatility of recent changes in raw materials prices and how it has impacted your ability to recapture increases in costs.  Quantify the impact on gross profit.  Discuss any current or expected future trends that may impact operations.  This discussion should provide quantified disclosure where available and useful to providing an understanding of these relationships through the eyes of management.

These are meant to be representative examples and not a comprehensive list.  Please refer to SEC Release 33-8350.  Provide us with an example of intended future disclosure responsive to this comment.

Response

In future filings, the Company will expand its discussion of any current or expected future trends that may impact its operations and of significant factors affecting its operations by quantifying the impact of certain assertions that are made and providing greater detail on the underlying reasons for the intermediate effects discussed.  The Company will also provide a broader discussion of the fluctuations in raw material prices and their impact on the Company’s business.  The disclosure will address, as appropriate, the impact of volatility in raw material prices on the Company’s ability to recapture increases in costs.

The example attached as Attachment A illustrates the kinds of additional quantifications that will be made in future filings.  The example is marked to show changes from the MD&A in the Form 10-Q as filed.  This example is primarily limited to the Overview and the quarterly comparison of year-over-year results.  While the year-to-date discussion and analysis is not shown in this response, it will be completed and quantified in a similar manner.

6.                                      Tell us more about the specific oil and gas project in fiscal 2012 not repeating in fiscal 2013. Quantify the revenues and gross profit provided by this project in each of the last three fiscal years. We note the disclosure provided on page 37 of your Form 10-K relating to the end of this contract and its impact on the total backlog number as of year-end, as well as the disclosure on page 40 predicting a “reduced level of activity” in the other markets category in fiscal 2013. In future filings, where material to your discussion of results of operations, please provide quantified discussion clarifying the contribution of the terminated contract to revenue and gross profit in past periods and/or clearly communicating the impact on results of operations for the periods presented and future periods, as appropriate.

Response

The oil and gas project described in the Form 10-Q was a large order for down-hole tubular products and was not part of a long-term contract.  Demand for the Company’s products in the oil and gas industry depends upon the number, size and timing of projects undertaken by the Company’s customers.  Orders in this market are typically project-specific and generally do not involve long-term contracts.  Thus the project from 2012 did not have an effect on prior years.  As part of the revised MD&A disclosure, the Company discloses that this project represented approximately 200,000 pounds and $7.2 million of net revenues and pounds sold that did not repeat in fiscal 2013.  Due to the manner in which the Company processes material through its facilities and gathers related cost information, management is not able to accurately quantify the specific gross profit relating to this non-repeating project.

The Company’s business is not organized such that discrete components engage in business activities from which they may earn revenues and incur expenses. The Company’s products consist of different types of alloys and are sold in different forms; however, the nature of the business is the same at each of the Company’s manufacturing facilities.  The business activities at each of those facilities consist of manufacturing, processing and distributing high-performance alloys.  In fact, substantially all of the Company’s products originate from the same melting process which must be accomplished using the melting and remelting equipment located in the Kokomo facility.  The end-use customers for all of the Company’s products are similar or identical.  In addition to manufacturing facilities, the Company has domestic and foreign service and sales centers, which provide laser and water jet processing and other value-added services.

Proxy Statement

7.                                      In future filings, please disclose the performance targets set for the MIP, as well as the actual level of performance achieved. Please see Item 402(b)(2)(vi) of Regulation S-K.

Response

In future filings, the Company will include disclosure of MIP performance targets as well as the actual level of performance achieved as required by Form 402(b)(2)(vi) of Regulation S-K.

8.                                      In future filings, please provide a more comprehensive discussion of the manner in which the compensation committee determines the amount and mix of equity compensation. We note your statement on page 19 that “the median value of long-term compensation in the comparator group is used to determine the approximate value of long-term incentives,” but you provide no information regarding the manner in which the compensation committee uses the information, or how the committee determines the total value of equity compensation for each named executive officer.

Response

In future filings, the Company will include disclosure regarding the amount and mix of equity compensation substantially as follows:

The amount of equity compensation is determined by the Committee as part of the total mix of compensation, including base salary, long-term incentive compensation and short-term incentive compensation.  The Committee uses information provided by its compensation consultant and independently developed by the Committee members regarding the composition and median value of equity compensation for equivalent executive officers in the comparator group as a reference point in its analysis of appropriate equity compensation for the CEO and the other Named Executive Officers.  The Committee then applies its judgment and experience to balance the following factors in determining equity compensation for the CEO and the other Named Executive Officers:

•                  responsibilities and duties of the relevant officer;

•                  individual performance;

•                  company performance;

•                  stockholder return;

•                  internal pay equity;

•                  individual potential; and

•                  retention risk.

9.                                      In future filings, please provide a clear discussion of how the compensation committee determined the amount of long-term equity compensation that should be paid in options and the amounts that should be paid in the form of restricted stock units. See Item 402(b)(ii) and (iii).

Response

In future filings, the Company will include disclosure regarding the Compensation Committee’s determination of the amount of equity compensation to be paid in options and the amount to be paid in restricted stock substantially as follows:

The Committee believes that a combination of stock options, performance-based restricted stock and time-based restricted stock aligns the executive’s interests with those of the stockholders and provides an appropriate balance between long-term stock price appreciation, through stock options with a ten-year term, mid-term operating results, through performance-based restricted stock with a three-year performance period, and promotion of retention, through time-based restricted stock.  In fiscal 2013, the equity grants to the NEOs consisted of one-third stock options, one-third performance-based restricted stock and one-third time-based restricted stock.

10.                               In future filings, please disclose the performance goals applicable to the relevant restricted shares and the actual performance achieved. Also indicate what portion of the restricted shares vested based on performance and what portion vested based on time.

Response

In future filings, the Company will include appropriate disclosure regarding the performance goals applicable to relevant restricted shares and the actual performance achieved and will indicate the portion of the restricted stock awards that vested based on performance and the portion that vested based on time.

***********

I have attached a separate acknowledgement of the Company as requested in your letter.

If you have any questions regarding the Company’s response in this letter, please call me at the direct-dial number above.

Very truly yours,

ICE MILLER LLP

/s/ Stephen J. Hackman

Stephen J. Hackman

SJH:acm

Attachment A

Example of Quantified MD&A Disclosure

Item 2.         Management’s Discussion and Analysis of Financial Condition and Results of Operations

References to years or portions of years in Management’s Discussion and Analysis of Financial Condition and Results of Operations refer to the Company’s fiscal years ended September 30, unless otherwise indicated.

This Quarterly Report on Form 10-Q (this “Form 10-Q”) contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended.  All statements other than statements of historical fact, including statements regarding market and industry prospects and future results of operations or financial position, made in this Form 10-Q are forward-looking.  In many cases, you can identify forward-looking statements by terminology, such as “may”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms and other comparable terminology.  The forward-looking information may include, among other information, statements concerning the Company’s outlook for fiscal year 2013 and beyond, overall volume and pricing trends, cost reduction strategies and their anticipated results, capital expenditures and dividends.  There may also be other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts.  Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond the Company’s control.

The Company has based these forward-looking statements on its current expectations and projections about future events.  Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate.  As a result, the forward-looking statements based upon those assumptions also could be incorrect.  Risks and uncertainties may affect the accuracy of forward-looking statements.  Some, but not all, of those risks are listed in Item 1A. of Part 1 of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Business Overview

Haynes International, Inc. (“Haynes” or “the Company”) is one of the world’s largest producers of high-performance nickel- and cobalt-based alloys in sheet, coil and plate forms. The Company is focused on developing, manufacturing, marketing and distributing technologically advanced, high-performance alloys, which are sold primarily in the aerospace, chemical processing and land-based gas turbine industries.  The Company’s products consist of high-temperature resistant alloys, or HTA products, and corrosion-resistant alloys, or CRA products.  HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace market, gas turbine engines used for power generation and waste incineration and industrial heating equipment.  CRA products are used in applications that require resistance to very corrosive media found in chemical processing, power plant emissions control and hazardous waste treatment.  Management believes Haynes is one of four principal producers of high-performance alloy products in sheet, coil and plate forms.  The Company also produces its products as seamless and welded tubulars, and in slab, bar, billet and wire forms.

The Company has manufacturing facilities in Kokomo, Indiana; Arcadia, Louisiana; and Mountain Home, North Carolina.  The Kokomo facility specializes in flat products, the Arcadia facility specializes in tubular products, and the Mountain Home facility specializes in wire products.  The Company’s products are sold primarily through its direct sales organization, which includes 13 service and/or sales centers in the United States, Europe and Asia. All of these centers are Company-operated.

Volumes, Competition and Pricing

The Company continues to experience lower volumes, lower nickel prices and increased price competition in the marketplace relative to fiscal 2012, particularly in commodity-type alloys in mill-direct project business.  ~~This~~The price competition continues to require the Company to aggressively price project business orders in ~~these~~the chemical processing and land-based gas turbine markets, which has unfavorably impacted the Company’s gross profit margin and net income.  ~~With~~In addition, sales volumes below mill capacities in the industry have reduced mill-direct lead times~~,~~ for our products.  The decline in mill-direct lead times has therefore resulted in downward pressure on prices for service center transactional business ~~also continues to occur~~which typically commands higher price due to faster availability.  ~~The~~

In addition to the negative effects of price competition, volumes in the current quarter are lower than those in the comparable period in fiscal 2012.  Management believes the reduction in volume in the aerospace market is attributable to destocking in the supply chain as customers consume excess inventory.  The reduction in volume in the “other” markets is due to a large tubular oil and gas project produced and shipped in fiscal 2012 that did not repeat in fiscal 2013.  Management believes the decline in the price of nickel and customer uncertainty regarding the strength of the economy have also been contributors to the decline in overall volumes.

~~lower~~Declining nickel prices can reduce demand for our products because we generally pass the cost of nickel on to our customers in the price of our products.  As nickel prices decline, our customers may delay ordering from us in order to receive a lower price in the future.  The reduced volumes processed through ~~the~~our mill ~~also reduce~~have resulted in reduced absorption of fixed costs ~~resulting in~~and additional margin compression.  ~~Cost~~We are implementing cost reduction ~~efforts are being implemented along with careful review of~~measures and carefully reviewing discretionary spending in order to mitigate the impact of these factors on our gross margin.

Capital Investment

~~Even though~~Although the markets in which the Company participates are currently experiencing a period of lower demand, management continues to believe in the long-term growth potential of the aerospace, land-based gas turbine and chemical processing markets.  Therefore, the Company is continuing to implement its strategy regarding the previously announced capital investment projects in line with plans to meet the expected long-term growth requirements of those target markets.

~~An initiative~~The Company has ~~been~~ implemented ~~that is~~an initiative designed to delay spending on non-strategic capital projects.  Each planned capital project has been analyzed to determine ~~if~~whether, given the Company’s current lower business volumes, the ~~timing of~~ project ~~execution is proper~~should be undertaken at this time.  As a result of this analysis, ~~the~~ forecasted capital expenditures have been reduced from approximately $70 million to approximately $48 million for fiscal year 2013.  Capital investment in the third quarter of fiscal 2013 was approximately $10.9 million, which brings capital investment to approximately $33.7 million for the first nine months of fiscal 2013.  The forecasts for capital investment in fiscal 2013 and fiscal 2014 are approximately $48.0 million and $50.0 million, respectively.

The actual and planned capital investments of approximately $123.9 million over the three year period of fiscal 2012 through 2014 are expected to allow the Company to increase capacity, enhance product quality, reduce costs and improve working capital management.  The Company anticipates that these significant investments will help the Company improve efficiency and meet expected long-term customer demand for increased volume and quality improvements.

Dividends Paid and Declared

In the third quarter of fiscal 2013, the Company declared and paid a regular quarterly cash dividend of $0.22 per outstanding share of the Company’s common stock.  The dividend was paid June 17, 2013 to stockholders of record at the close of business on June 3, 2013.  The dividend cash pay-out was approximately $2.7 million for the quarter based on the number of shares outstanding, and equal to approximately $10.8 million on an annualized basis.  For the nine months ended June 30, 2013, dividend cash payouts were $8.1 million.

On August 8, 2013, the Company announced that the Board of Directors declared a regular quarterly cash dividend of $0.22 per outstanding share of the Company’s common stock.  The dividend is payable September 16, 2013 to stockholders of record at the close of business on September 3, 2013.

Subsequent Event

On July 2, 2013, the membership of United Steelworkers Local 2958 (USW) ratified a five-year agreement covering approximately 505 employees at the Company’s Kokomo, Indiana plant and Lebanon, Indiana service center.  The new agreement succeeded a three-year agreement that ran through June 30, 2013.

Backlog

Set forth below are selected data relating to the Company’s backlog and the 30-day average nickel price per pound as reported by the London Metals Exchange for the periods shown. ~~This~~These data should be read in conjunction with the consolidated financial statements and related notes thereto and the remainder of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Form 10-Q.

	Quarter Ended
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Backlog (1)
Dollars (in thousands)	$261,811	$264,245	$241,151	$222,870	$211,726	$206,994	$189,628
Pounds (in thousands)	8,547	8,853	7,951	6,866	6,905	7,362	6,185
Average selling price per pound	$30.63	$29.85	$30.33	$32.46	$30.66	$28.12	$30.66

Average nickel price per pound
London Metals Exchange(2)	$8.23	$8.49	$7.50	$7.81	$7.90	$7.59	$6.47

(1)         The Company defines backlog to include firm commitments from customers for delivery of product at established prices. Approximately 30% of the orders in the backlog at any given time include prices that are subject to adjustment based on changes in raw material costs. Historically, approximately 75% of the backlog orders have shipped within six months and approximately 90% have shipped within 12 months. The backlog figures do not reflect that portion of the business conducted at service and sales centers on a spot or “just-in-time” basis.

(2)         Represents the average price for a cash buyer as reported by the London Metals Exchange for the 30 days ending on the last day of the period presented.

Backlog was $189.6 million at June 30, 2013, a decrease of approximately $17.4 million, or 8.4%, from $207.0 million at March 31, 2013.  The backlog dollars declined during the third quarter of fiscal 2013 due to a 16.0% decrease in backlog pounds for the quarter, which was primarily due to reduced order entry volumes during the quarter.  The decline in backlog volume was partially offset by a 9.0% increase in backlog average selling price~~.  The reduction in the backlog during the third quarter~~, which resulted from ~~reduced order entry volumes and~~ a change in the mix of products in the backlog~~.~~ to include more higher-priced alloys and forms.  The change in mix resulted from the decline in backlog volume which resulted in our titanium tubing product, which has a high average selling price per pound, becoming a larger portion of the backlog since capacity is full for this product line.

Management believes that destocking continues in the supply chain causing lower order entry volumes~~. In addition,~~ and that customers continue to exercise caution in making purchases due to the decreasing cost of nickel.  The ~~backlog for~~effect of these factors was greater in the land-based gas turbine and chemical processing markets where the backlog declined in the third quarter of fiscal 2013~~. The backlog for~~, as compared to the aerospace market, where the backlog at June 30, 2013 was comparable to that at the end of the third quarter of fiscal ~~2013~~2012.

Quarterly Market Information

The following table includes a breakdown of net revenues, shipments and average selling prices to the markets served by the Company.  This should be read in conjunction with the consolidated financial statements and related notes thereto and the remainder of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Form 10-Q.

	Quarter Ended
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Net revenues (in thousands)
Aerospace	$52,726	$61,901	$55,908	$59,378	$52,272	$49,319	$51,015
Chemical processing	29,688	37,833	32,565	34,553	26,287	33,895	31,824
Land-based gas turbines	30,104	32,167	27,971	28,940	22,628	30,248	24,199
Other markets	12,721	23,082	21,280	24,477	10,618	12,034	14,677
Total product revenue	125,239	154,983	137,724	147,348	111,805	125,496	121,715
Other revenue	3,612	3,899	3,850	2,906	2,495	3,705	1,872
Net revenues	$128,851	$158,882	$141,574	$150,254	$114,300	$129,201	$123,587

Shipments by markets (in thousands of pounds)
Aerospace	1,970	2,421	2,175	2,368	2,116	1,981	2,077
Chemical processing	1,121	1,500	1,304	1,358	986	1,429	1,386
Land-based gas turbines	1,585	1,771	1,559	1,605	1,261	1,809	1,599
Other markets	456	782	673	739	322	362	478
Total shipments	5,132	6,474	5,711	6,070	4,685	5,581	5,540

Average selling price per pound
Aerospace	$26.76	$25.57	$25.70	$25.08	$24.70	$24.90	$24.56
Chemical processing	26.48	25.22	24.97	25.44	26.66	23.72	22.96
Land-based gas turbines	18.99	18.16	17.94	18.03	17.94	16.72	15.13
Other markets	27.90	29.52	31.62	33.12	32.98	33.24	30.71
Total product (excluding other revenue)	24.40	23.94	24.12	24.27	23.86	22.49	21.97
Total average selling price (including other revenue)	25.11	24.54	24.79	24.75	24.40	23.15	22.31

Net Revenue and Gross Profit Margin Performance

The following table includes a summary of net revenues, gross profit and gross profit margin percentage of the Company. This should be read in conjunction with the consolidated financial statements and related notes thereto and the remainder of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Form 10-Q.

	Comparison by Quarter of Gross Profit and Gross Profit Margin Percentage for Fiscal 2012 and 2013
	Quarter Ended
(dollars in thousands)	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Net Revenues	$128,851	$158,882	$141,574	$150,254	$114,300	$129,201	$123,587
Gross Profit	$23,491	$34,535	$32,389	$30,425	$18,774	$20,084	$18,605
Gross Profit Margin %	18.2%	21.7%	22.9%	20.2%	16.4%	15.5%	15.1%

The third quarter of fiscal 2013 ~~revenue~~net revenues and gross profit ~~was~~were lower than the second quarter of fiscal 2013, including a decline in the gross profit margin percentage. Net revenues decreased by $5.6 million from the second quarter of fiscal 2013, volume decreased by 0.04 million pounds and net income decreased by $1.1 million.  Average selling price per pound continues to be negatively impacted by lower nickel prices, which we generally pass through to our customers, increased price competition ~~and lower value mix~~as described above, and a lower-value product mix consisting of a larger percentage of ingot sold into the land-based gas turbine market.

Outlook

Guidance

Due to the recent lower order entry volumes and pricing, management currently expects that net income for the fourth quarter of fiscal 2013 to be lower than the net income for the third quarter of fiscal 2013. Net income is expected to continue to be unfavorably impacted by lower volumes and weaker pricing similar to that experienced during the second and third quarters.  Visibility in the marketplace remains poor and, based upon continued economic uncertainty, level of bookings to date and feedback from key customers, management does not anticipate a recovery during the fourth quarter of fiscal 2013.

Working Capital

Controllable working capital, which includes accounts receivable, inventory, accounts payable and accrued expenses, was $299.3 million at June 30, 2013, a decrease of $12.0 million or 3.8% from $311.2 million at September 30, 2012. This decrease of $12.0 million resulted from accounts receivable decreasing by $10.4 million and inventory decreasing by $7.4 million, partially offset by accounts payable and accrued expenses decreasing by $5.8 million from the end of the fourth quarter of fiscal 2012. Improvement is expected in working capital as a percentage of net revenues in the fourth quarter of fiscal 2013 primarily driven by expected further decreases in inventory.

Results of Operations for the three months ended June 30, 2012 compared to the three months ended June 30, 2013

The following table sets forth certain financial information as a percentage of net revenues for the periods indicated and compares such information between periods.

	Three Months Ended
	June 30,				Change
($ in thousands)	2012		2013		Amount	%
Net revenues	$141,574	100.0%	$123,587	100.0%	$(17,987)	(12.7)%
Cost of sales	109,185	77.1%	104,982	84.9%	(4,203)	(3.8)%
Gross profit	32,389	22.9%	18,605	15.1%	(13,784)	(42.6)%
Selling, general and administrative expense	10,382	7.3%	9,761	7.9%	(621)	(6.0)%
Research and technical expense	835	0.6%	853	0.7%	18	2.2%
Operating income	21,172	15.0%	7,991	6.5%	(13,181)	(62.3)%
Interest income	(57)	0.0%	(29)	0.0%	28	(49.1)%
Interest expense	19	0.0%	18	0.0%	(1)	(5.3)%
Income before income taxes	21,210	15.0%	8,002	6.5%	(13,208)	(62.3)%
Provision for income taxes	7,478	5.3%	2,705	2.2%	(4,773)	(63.8)%
Net income	$13,732	9.7%	$5,297	4.3%	$(8,435)	(61.4)%

The following table includes a breakdown of net revenues, shipments and average selling prices to the markets served by the Company for the periods shown.

By market

	Three Months Ended June 30,		Change
	2012	2013	Amount	%
Net revenues (in thousands)
Aerospace	$55,908	$51,015	$(4,893)	(8.8)%
Chemical processing	32,565	31,824	(741)	(2.3)%
Land-based gas turbines	27,971	24,199	(3,772)	(13.5)%
Other markets	21,280	14,677	(6,603)	(31.0)%
Total product revenue	137,724	121,715	(16,009)	(11.6)%
Other revenue	3,850	1,872	(1,978)	(51.4)%
Net revenues	$141,574	$123,587	$(17,987)	(12.7)%

Pounds by market (in thousands)
Aerospace	2,175	2,077	(98)	(4.5)%
Chemical processing	1,304	1,386	82	6.3%
Land-based gas turbines	1,559	1,599	40	2.6%
Other markets	673	478	(195)	(29.0)%
Total shipments	5,711	5,540	(171)	(3.0)%

Average selling price per pound
Aerospace	$25.70	$24.56	$(1.14)	(4.4)%
Chemical processing	24.97	22.96	(2.01)	(8.0)%
Land-based gas turbines	17.94	15.13	(2.81)	(15.7)%
Other markets	31.62	30.71	(0.91)	(2.9)%
Total product (excluding other revenue)	24.12	21.97	(2.15)	(8.9)%
Total average selling price (including other revenue)	24.79	22.31	(2.48)	(10.0)%

Net Revenues.  Net revenues were $123.6 million in the third quarter of fiscal 2013, a decrease of 12.7% from $141.6 million in the same period of fiscal 2012.   Volume was 5.5 million pounds in the third quarter of fiscal 2013, a decrease of 3.0% from 5.7 million pounds in the same period of fiscal 2012.  The aggregate average selling price was $22.31 per pound in the third quarter of fiscal 2013, a decrease of 10.0%, or $2.48, from $24.79 per pound in the same period of fiscal 2012.  Average selling price decreased due to lower ~~raw material prices,~~market prices for raw materials, which represented approximately $1.11 per pound of the decrease; a lower-value product mix, resulting primarily from the sale of a greater proportion of ingot product in a lower-value alloy and a lower volume of conversion sales, which represented approximately $0.48 per pound of the decrease; a higher level of price competition and reduced customer demand ~~as a result of~~due to supply chain destocking, declining nickel prices and uncertain economic conditions~~.  The Company’s consolidated backlog was $189.6 million at June 30, 2013, a decrease of 8.4% from $207.0 million at March 31, 2013.  This decrease reflects a 16.0% decrease in backlog pounds partially offset by a 9.0% increase in backlog average selling price.~~ as discussed above, which forced us to reduce prices in order to be competitive, representing approximately $0.89 per pound of the decrease.

Sales to the aerospace market were $51.0 million in the third quarter of fiscal 2013, a decrease of 8.8% from $55.9 million in the same period of fiscal 2012, due to a 4.4%, or $1.14, decrease in the average selling price per pound combined with a 4.5% decrease in volume.  The decrease in volume is due to destocking of inventory within the supply chain and customers delaying orders as the price of nickel declined and economic conditions remained uncertain.  The average selling price decline primarily reflects ~~both~~ the decline in ~~raw material prices and competitive downward pressure on prices~~market prices for raw materials, which represented approximately $1.08 per pound of the decrease.

Sales to the chemical processing market were $31.8 million in the third quarter of fiscal 2013, a decrease of 2.3% from $32.6 million in the same period of fiscal 2012, due to an 8.0%, or $2.01, decrease in the average selling price per pound partially offset by a 6.3% increase in volume.  The increased volume resulted from a single project of predominantly sheet product of approximately 0.2 million pounds that shipped during the quarter.  The decreased average selling price reflects continued price competition~~,~~ and a change in product mix ~~and lower-cost raw materials~~resulting from the project referenced above, which represented approximately $0.81 per pound of the decrease, and lower market prices for raw materials, primarily nickel, which represented approximately $1.20 per pound of the decrease. Project delays by our customers and weak demand continue to negatively affect our sales to the chemical processing ~~industry~~market.

Sales to the land-based gas turbine market were $24.2 million in the third quarter of fiscal 2013, a decrease of 13.5% from $28.0 million for the same period of fiscal 2012, due to a decrease of 15.7%, or $2.81, in the average selling price per pound partially offset by a 2.6% increase in volume.  The increase in volume reflects improved original equipment manufacturer activity and higher levels of maintenance spending by our customers.  The decrease in average selling price reflected lower market prices for raw ~~material costs~~materials, which represented approximately $1.06 per pound of the decrease, and continued competition in this market~~.~~, which represented approximately $0.71 per pound of the decrease.  The change in average selling price due to a change in product mix, which represented approximately $1.04 per pound of the decrease, resulted from the increase of sales of lower value alloys in ingot form as a percentage of pounds sold in this market.

Sales to other markets were $14.7 million in the third quarter of fiscal 2013, a decrease of 31.0% from $21.3 million in the same period of fiscal 2012, due to a 29.0% decrease in volume combined with a 2.9%, or $0.91, decrease in average selling price per pound.  The decrease in volume ~~is due to the project-oriented nature of these markets, with~~ and average selling price is primarily attributable to one particular tubular oil & gas project from fiscal 2012 ~~not repeating~~, representing approximately 0.2 million pounds and $7.2 million of net revenues which was not repeated in fiscal 2013.  ~~The decrease in the average selling price reflects a change to a lower-value product mix shipped into the other markets in the third quarter of fiscal 2013.~~

Other Revenue. Other revenue was $1.9 million in the third quarter of fiscal 2013, a decrease of 51.4% from $3.9 million in the same period of fiscal 2012. The decrease is due to lower toll conversion and ~~lower~~ miscellaneous sales driven by weaker customer demand.

Cost of Sales. Cost of sales was $105.0 million, or 84.9% of net revenues, in the third quarter of fiscal 2013 compared to $109.2 million, or 77.1% of net revenues, in the same period of fiscal 2012. Cost of sales in the third quarter of fiscal 2013 decreased by $4.2 million as compared to the same period of fiscal 2012 primarily due to lower volume.

Gross Profit.  As a result of the above factors, gross profit was $18.6 million for the third quarter of fiscal 2013, a decrease of $13.8 million, or 42.6%, from the same period of fiscal 2012.  Gross profit as a percentage of net revenue was 15.1% in the third quarter of fiscal 2013 as compared to 22.9% in the same period of fiscal 2012.  Items impacting the gross margin percentage compression include competition, which we estimate impacted gross profit margin percentage by 3.3 percentage points.  The remaining 4.5 percentage point compression is the result of other factors, including higher-cost inventory in cost of sales relative to lower raw material market prices that drive sale price.

Selling, General and Administrative Expense. Selling, general and administrative expense was $9.8 million for the third quarter of fiscal 2013, a decrease of $0.6 million, or 6.0%, from $10.4 million in the same period of fiscal 2012 primarily due to reduced costs for incentive compensation programs.  Selling, general and administrative expenses as a percentage of net revenues increased to 7.9% for the third quarter of fiscal 2013 compared to 7.3% for the same period of fiscal 2012 due to decreased revenues.

Research and Technical Expense. Research and technical expense was $0.9 million, or 0.7% of revenue, for the third quarter of fiscal 2013 compared to $0.8 million, or 0.6% of revenue, for the third quarter of fiscal 2012.

Operating Income. As a result of the above factors, operating income in the third quarter of fiscal 2013 was $8.0 million, a decrease of 62.3% compared to operating income of $21.2 million in the same period of fiscal 2012.

Income Taxes. Income taxes were an expense of $2.7 million in the third quarter of fiscal 2013, a decrease of $4.8 million from an expense of $7.5 million in the same period of fiscal 2012.  The effective tax rate for the third quarter of fiscal 2013 was 33.8%, compared to 35.3% in the same period of fiscal 2012. The decrease in the tax rate was primarily due to the reversal of certain tax reserves no longer required.

Net Income. As a result of the above factors, net income in the third quarter of fiscal 2013 was $5.3 million, a decrease of $8.4 million, or 61.4%, from net income of $13.7 million in the same period of fiscal 2012.

October 18, 2013

BY EDGAR

Mr. Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:                             Haynes International, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 15, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 8, 2013

Definitive Proxy Statement on Schedule 14A

Filed January 24, 2013

File No. 1-33288

Dear Mr. O’Brien:

In connection with our response to the staff’s comment letter dated September 16, 2013, the undersigned officer of Haynes International, Inc. (the “Company”) hereby confirms to the staff that the Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in the filings and that neither changes to its disclosure in response to staff comments nor staff comments foreclose the Commission from taking any action with respect to the filings.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel Maudlin

Daniel Maudlin, Vice President—Finance and Chief Financial Officer